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SEC
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MAR 0 2 2015
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEVIN HART KORNFIELD AND COMPANY, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 EMBASSY DRIVE SUITE 105
(No. and Street)

LANCASTER, (City) PENNSYLVANIA (State) 17603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN HART KORNFIELD, PRESIDENT 717-392-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. WILLIAMS & CO., LLP
(Name – *if individual, state last, first, middle name*)

230 WYOMING AVE. 2ND FL. (Address) KINGSTON, (City) PENNSYLVANIA (State) 18704 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, KEVIN HART KORNFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN HART KORNFIELD AND COMPANY, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Lori Hall, Notary Public
East Hempfield Twp., Lancaster County
My Commission Expires Sept. 26, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President
Title

Lori Hall 2/23/15
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

We have audited the accompanying financial statements of Kevin Hart Kornfield & Company, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kevin Hart Kornfield & Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Kevin Hart Kornfield & Company, Inc.'s financial statements. The supplemental information is the responsibility of Kevin Hart Kornfield & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 of Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

J. H. Williams & Co., LLP

February 24, 2015

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Kevin Hart Kornfield & Company, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash - operating accounts	$	68,605
Deposit held by clearing broker		50,045
Accounts receivable		8,247
Silver		4,791
Deferred income tax assets		844
Office equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $66,821		3,128
	$	135,660

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses and payroll taxes	$	13,428
Accrued and withheld payroll taxes		242
TOTAL LIABILITIES		13,670
STOCKHOLDER'S EQUITY		
Common stock, $10 par value; authorized 5,000 shares; issued and outstanding 3,703 shares		37,030
Retained earnings		84,960
TOTAL STOCKHOLDER'S EQUITY		121,990
	$	135,660

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Income
For the year ended December 31, 2014

REVENUES		
Commissions		$ 360,148
Interest and dividends		679
Loss from Silver		(2,514)
	TOTAL REVENUES	358,313
OPERATING EXPENSES		
Personnel Costs		211,120
Regulatory fees and expenses		4,616
Other expenses		140,934
	TOTAL OPERATING EXPENSES	356,670
	INCOME FROM OPERATIONS	1,643
PROVISION FOR INCOME TAXES		
Federal income tax		-
State income tax		-
	TOTAL PROVISION FOR INCOME TAXES	-
	NET INCOME	$ 1,643

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2014

	Common Stock	Retained Earnings	Total
BALANCES - BEGINNING	$ 37,030	$ 83,317	$ 120,347
Net Income	-	1,643	1,643
BALANCES - ENDING	$ 37,030	$ 84,960	$ 121,990

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,643
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		-
Depreciation expense		1,251
(Increase) decrease in:		
Silver		(4,791)
Accounts receivable		(783)
Increase (decrease) in:		
Accounts payable - trade		8,743
NET CASH PROVIDED BY OPERATING ACTIVITIES		6,063
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH		6,063
CASH - BEGINNING		62,542
CASH - ENDING	$	68,605
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Kevin Hart Kornfield & Company, Inc. (the "Firm") conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania. The Company is also a registered investment advisor doing business as Kornfield Investment Management.

The Firm was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of Issue	Common Shares Issued	Contributed Capital
12/01/98	136	$ 1,360
01/31/99	1,050	$ 10,500

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2014.

Allowance for Bad Debts

The Firm does not extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the financial statement date. Such trades are normally completed during the next business day. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Investments

The company has investments in silver bullion coins. Valuations are marked to market using quoted market prices.

Depreciation and Amortization

Office equipment and leasehold improvements are recorded at cost and depreciated using the straight-line method over five to seven years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of such fixed assets are reflected in income.

Depreciation expense for the year was $1,251.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising costs for the year ended December 31, 2014 were $4,850.

Income Taxes

The Firm uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities measured by using enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to net operating loss carryforwards.

As of December 31, 2014, the Firm had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Firm had no interest and penalties related to income taxes.

The Firm is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2011.

NOTE 3 – Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Firm does not hold any customer securities. All such accounts are carried at National Financial Services, LLC. Therefore, the Firm claims exemption from the reporting requirements of Rule 15c3-3.

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Pension Plan

Effective January 1, 1997, the Firm established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Firm may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. The Firm made a contribution of $4,589 to the Plan for the year ended December 31, 2014.

NOTE 7 – Lease Agreements

The Firm leases office space from its sole stockholder – see Note 9.

NOTE 8 – Provision (Benefit) for Income Taxes

Deferred tax assets consisted of federal and state net operating losses available for carryforward to future years, as follows:

	Federal	State	Total
Net operating losses	$ 506	$ 338	$ 844

Federal and state net operating losses available for carryforward and their respective year of expiration are as follows:

Federal			State		
Originating Year	Amount	Year of Expiration	Originating Year	Amount	Year of Expiration
12/31/2009	$ 2,088	2029	12/31/2009	$ 1,763	2029
12/31/2012	$ 4,505	2032	12/31/2012	$ 4,505	2032

It is anticipated that all deferred tax assets are to be realized and, accordingly, no valuation allowance has been provided.

NOTE 9 – Related Party Transactions

The Firm leases office space under an informal lease agreement from its sole stockholder. Total rent paid during the year under this agreement was $ 21,925.

NOTE 10 – Subsequent Events

Management has evaluated subsequent events through February 24, 2015 which is the date that the Firm's financial statements were available to be issued. No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in the accompanying financial statements.

Kevin Hart Kornfield & Company, Inc.
Schedule I - Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
December 31, 2014

NET CAPITAL

Total stockholder's equity	$	121,990
Deduct stockholder's equity not allowable for net capital computation		-
TOTAL STOCKHOLDER'S EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		121,990
Deductions		
Interest accumulated on deposit with clearing broker		45
Haircut on silver investment		958
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		386
Office equipment and leasehold improvements (net)		3,128
Deferred income tax assets		844
TOTAL DEDUCTIONS		5,361
ADJUSTED NET CAPITAL	$	116,629

AGGREGATE INDEBTEDNESS

Accounts payable	$	3,670
Accrued and withheld payroll taxes		242
SIMPLE IRA Payable		9,758
TOTAL AGGREGATE INDEBTEDNESS	$	13,670

Computation of Basic Net Capital

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	911
Minimum dollar net capital required	$	5,000

Adjusted Net Capital	$	116,629
Minimum Net Capital Required (Greater of Above)		5,000
EXCESS NET CAPITAL	$	111,629

RECONCILIATION WITH FIRM'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2014)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Kevin Hart Kornfield & Company, Inc. for the year ended December 31, 2014.

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Kevin Hart Kornfield, President of Kevin Hart Kornfield and Company, Inc. (the Company) to the best of my knowledge and belief hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.
3. As a consequence the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3 (k)(2)(ii).
4. The Company met this exemption during the entire fiscal year ending December 31, 2014 without exception.

Kevin Hart Kornfield and Company, Inc.

Dated 01|15|2015

By: [signature]

Kevin Hart Kornfield, President

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Kevin Hart Kornfield & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kevin Hart Kornfield & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and 2) Kevin Hart Kornfield & Company, Inc. stated that Kevin Hart Kornfield & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kevin Hart Kornfield & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kevin Hart Kornfield & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLP

February 24, 2015

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106